UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

For the period ended March 31, 2006

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

_______________________________________________________________

Suite 804 – 750 West Pender Street, Vancouver, British Columbia V6C 2T8

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

GLOBETECH VENTURES CORP.

Management Discussion and Analysis

For the Six Months Ended March 31, 2006

This "Management’s Discussion and Analysis" has been prepared as of May 25, 2006 and should be read in conjunction with the unaudited consolidated financial statements of the Company for the six months ended March 31, 2006.

The Company

Globetech Ventures Corp. (“Globetech” or the “Company”), a public company listed on the OTC Bulletin Board under the symbol GTVCF, was incorporated under the laws of the Province of British Columbia on November 20, 1991 under the name Universal Enterprises Corp.  The Company then changed its name to Colossal Resources Corp. on August 17, 1992 and became a reporting issuer with its shares listed for trading on the Vancouver Stock Exchange under the symbol CLP.  On February 24, 1997 the Company voluntarily de-listed its shares from the Vancouver Stock Exchange and its shares were listed for trading on the NASDAQ Small Cap Exchange under the symbol CLPZF on April 3, 1996.  On July 28, 1998 the Company’s shares were de-listed from the NASDAQ Small Cap Exchange for failing to maintain a bid price of not less than US$1.00 per share.  The Company subsequently listed its shares for trading on the OTC Bulletin Board under the symbol CLPZF.  On September 20, 2000 the Company changed its name to Globetech Ventures Corp. with a new trading symbol of GTVCF.

The Company’s head office and principal place of business is located at Suite 1400 – 400 Burrard Street, Vancouver, BC, V6C 3G2.

Business of the Company

Globetech’s principal business activities include the acquiring and exploration of mineral properties and the processing of related mineral resources.

On February 28, 2005, Globetech entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon.  The Gladys Lake property is situated in northwestern British Columbia approximately 50 km northeast of Atlin and 15 km north of the Adanac molybdenum deposit presently undergoing final engineering studies and permitting.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period.  After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010.  On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech.  The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production.  The qualified person as defined by NI 43-101 for this news release is John Kowalchuk, P.Geo. Exploration Manager.

The Gladys Lake molybdenite deposit lies about 2 to 3 kilometres south of the west end of Gladys Lake approximately 50 kilometres northeast of the town of Atlin, British Columbia.  The deposit received extensive work by Amax Explorations Ltd. in 1970 and 1971 when geological and geochemical surveys, trenching and 726 metres of diamond drilling were completed.  The drill results were not documented for assessment work.  In 1978, Quest Explorations Ltd. recovered the drill core, logged and assayed the core.  The results are shown in the table below.

The property is underlain by a sequence of sediments of the Late Paleozoic Cache Creek Group.  These rocks are intruded by small bodies of Late Mesozoic alaskite.  The alaskite consists of a ring-dyke complex exposed at higher elevations and a probable large stock-like body at depth.  Roughly centered about the alaskite is a quartz vein stockwork zone lying within a larger zone of weakly to intensely altered rocks.  The alaskite complex has an outer diameter ranging from 500 m (1600 feet) to 700 m (2300 feet).

The hornfelsed and altered zones are both roughly centered about the alaskite outcrop. The hornfels measures approximately 3500 m (11,500 feet) and 2000 m (6,600 feet) respectively.  The wallrock alteration zone lies within the hornfelsed zone and has an elliptical shape with the long axis being approximately 2500 m (8200 feet) and the short axis being 1500 m (5000 feet).  The wallrock alteration zone is characterized by pervasive weak to intense degrees of bleaching and silicification with attendant development of sericite occurring along fractures and disseminated along margins of quartz veins.

Quartz veining occurs widespread throughout the alteration zone with sedimentary rocks and alaskite.  Veins commonly range from 1/8 in to ¾ in wide and are relatively continuous and sharp walled.  The quartz vein stockwork zone is roughly centered about the alaskite ring dyke complex.

Sulphide minerals recognized on the property include pyrite, molybdenite, chalcopyrite and pyrrhotite. Very minor amounts of scheelite and wolframite have been observed Molybdenite occurs as medium grained flakes, books and rosettes along margins of quartz veins within the stockwork zone and in most of the stringer zones. Also fine-grained molybdenite occurs along dry fractures within the stockwork zone.

The geochemistry survey completed by AMAX in 1970 produced an anomalous target 1200 m (4000 feet) by 800 m (2700 feet).  This soil geochemical anomaly outlines the trace of the main molybdenum mineralization in the quartz stockwork zone.

Surface rock sampling from outcrop and trenching gave range from 0.02% to 0.05% MoS2. Core sampling, supervised by R.H. Seraphim, Ph.D., P.Eng. in 1978, gave the following values:

Hole 1

220’ to 401’

181’

0.110% MoS2.

Hole 2

200’ to 586’

386’

0.089% MoS2

Hole 3

72’ to 175’

103’

0.051% MoS2

332’ to 490’

158’

0.022% MoS2

Hole 4

not sampled

Hole 5

520’ to 556’

36’

0.087% MoS2

These drill hole assays are historical data and have not been verified by the Company’s qualified person and are not 43-101 compliant.  They were obtained from the assessment records held by the Government of British Columbia and the reputation of the Geologist R. H. Seraphim would suggest that it is reliable, however because it was not completed under the rigors of NI 43-101 it must only be viewed as historical data.  The Company will be contracting an independent Qualified Person to visit the property and prepare a NI 43-101 report on the project.

The Gladys Lake property hosts a molybdenum deposit similar in tenor and size to the Adanac Deposit to the south.  The property has an excellent anomalous soil footprint and weakly mineralized surface showings of molybdenite.  Limited diamond drilling suggests that the grade of the mineralization is similar to that at Adanac with grades ranging from 0.05 to 0.1% MoS2.

Molybdenum is a metallic element which is most frequently used as an alloying addition in stainless steels.  It enhances the strength, hardenability, weldability, toughness and corrosion resistance.  After more than 20 years of low molybdenum prices, molybdenum has finally come into its own with present prices moving from US$4.00 per pound Mo in 2003 to US$20 per pound Mo to US$30 per pound Mo in early 2005.  Much of this price rise is related to increases in markets and shortage of supply.  China, which has a huge shortage of supply, has been the major cause of this meteoric rise in price.  Regardless of the recent very high prices; low metal stockpiles and extensive international pipeline construction projects are likely to keep long term prices for molybdenum above US$10 per pound Mo.

Results of Operations

For the three months ended March 31, 2006, the Company had a net loss of $430,638 compared to a net loss of $702,610 for the comparable period ended March 31, 2005. Consulting fees amounted to $134,350 in 2006 as a result of a consulting contract to locate a suitable project for the Company. Several projects have been identified for consideration by the board of directors. A financing cost of $165,000 was incurred from the conversion of warrants to purchase shares into cashless warrants. Pursuant to a convertible debenture agreement dated July 28, 2004 the holders held 1,000,000 warrants to purchase shares at $0.475 USD per share and exercised their right to obtain 257,812 cashless warrants in lieu of exercising the 1,000,000 warrants. The Company issued 257,812 shares at a deemed value of $0.64 USD per share. Pursuant to a loan agreement and the conversion to a convertible loan, interest was calculated at $88,887 as at February 28, 2006. This loan had been previously under accrued for unpaid interest charges. In 2005 there was stock-based compensation expense of $671,042. In 2006 there was no stock options granted.

The Company has taken on the Gladys Lake property and recently completed a geological report. The Company intends to complete a proposed Phase 1 work program of $50,000 and if warranted the Phase 2 program of $125,000.

Summary of Quarterly Results

Results for the eight most recently completed quarters are summarized as follows:

	Total revenues	Income (loss) before other items	Net Income (loss) for the period	Net income (loss) per share (basic and diluted)
March 31, 2006	$NIL	$ (430,638)	$ (430,638)	$ (0.03)
December 31, 2005	NIL	(59,528)	(59,528)	(0.00)
September 30, 2005	NIL	70,768	68,084	0.01
June 30, 2005	NIL	(37,046)	(44,531)	(0.00)
March 31, 2005	NIL	(702,610)	(702,610)	(0.06)
December 31, 2004	NIL	(99,796)	(99,796)	(0.00)
September 30, 2004	NIL	(850,613)	(5,180,203)	(0.40)
June 30, 2004	NIL	(204,916)	(204,376)	(0.02)

Liquidity and Capital Resources

At March 31, 2006, the Company had $9,853 in cash with a working capital deficiency of $125,527. The Company has not issued any securities in the current quarter to raise any funding, but the Company plans to issue some equity shares for cash in order to carry on its objectives.

Pursuant to a convertible debenture agreement dated July 28, 2004 the holders held 1,000,000 warrants to purchase shares at $0.475 USD per share and exercised their right to obtain 257,812 cashless warrants in lieu of exercising the 1,000,000 warrants. The Company issued 257,812 shares at a deemed value of $0.64 USD per share.

The Company has made arrangements to retire indebtedness of $537,748 by way of convertible loan into shares of the Company at a rate of $0.20 USD per share. Additional offers are being made to other creditors.

We may encounter lower than anticipated opportunities to raise equity funding, higher than anticipated expenses, or opportunities for acquisitions of other business initiatives that require significant cash commitments, or other unanticipated problems or expenses that could result in a requirement for additional capital before that time. If we need to raise additional cash, financing may not be available to us on favorable terms, or at all. We have several share purchase warrants outstanding and we will endeavor to have some of these exercised.

Sales and Marketing

There are no specific sales and marketing plans currently undertaken. The Company has recently found a mining property to explore, and may undertake some public relations campaigns. The Company is currently developing a marketing strategy.

Subsequent Events

Nil

Related Party Transactions

The Company has paid and/or accrued management fees in the amount of $30,000 (March 2005 - $18,000) for the six months ended March 31, 2006. There is $72,007 in loans and unpaid amounts owing to a director as at March 31, 2006.

Off-Balance Sheet Arrangements

The Company has not entered any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in the preparation of the financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the fair value of stock-based compensation.  This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option-pricing mode. The model requires that management made several assumptions as to future events: 1) estimate the average future hold period of issued stock options before exercise, expiry or cancellation; 2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); 3) and the appropriate risk-free rate of interest.  The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable.  It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

Changes in Accounting Policies including Initial Adoption

Nil

Financial Instruments and Other Instruments

The fair values of cash, accounts receivable, accounts payable and accrued liabilities and loans payable approximate their carrying values due to the short term or demand nature of these instruments.  It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Directors and Officers

Casey Forward	-	CEO and director
Ping Shen	-	CFO
Dr. Kanwal Scahdeva	-	Director
Dr. Arnold Abramson	-	Director
Ian Bartholomew	-	Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Casey Forward”__________

Casey Forward, CEO

June 2, 2006